SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F   ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated August 1, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI POSTS Q3 BOOKINGS OF $1 BILLION,
GROWS YEAR-OVER-YEAR REVENUE BY 8% AND
INCREASES NET EARNINGS BY 80%

Q3 Highlights
•	Revenue of $933.3 million;
•	Net earnings of $64.4 million;
•	Net earnings margin of 6.9%;
•	Basic EPS of 20 cents;
•	Cash generated from operating activities of $134.6 million;
•	Debt reduction and stock buy backs totaled $86.1 million;
•	Bookings of $1.0 billion.

 Note: Full Q3 F2007 MD&A, financial statements and accompanying notes may be found at www.cgi.com  and have been filed with both Sedar in Canada and Edgar in the U.S.

Montreal, Quebec, August 1, 2007– CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2007 third quarter revenue today of $933.3 million, representing 7.7% year-over-year growth.

On a constant currency basis, the Company grew by 8% year-over-year – 6% in Canada; 10% in the U.S.; and 15% in Europe and Asia Pacific – and slightly improved on a sequential basis.

Net earnings in Q3 were $64.4 million or 6.9% of revenue compared with net earnings of $35.9 million or 4.1% of revenue in the same quarter last year. This represents an 80% increase year-over-year.

Basic earnings per share in the third quarter were 20 cents, and 19 cents on a fully diluted basis. This compares with 11 cents on both a basic and fully diluted basis in the same period last year.

The Company generated $134.6 million in cash from its operating activities, or 14.4% of revenue. This compares with $107.6 million in the third quarter of fiscal 2006. Over the last twelve months, CGI has generated $481.6 million or $1.45 in cash per share from its operating activities.

“Our strategic initiatives, including our full offering business development strategy and the accelerated deployment of our global delivery model, continue to yield the desired positive outcomes of increased bookings, revenue and margins,” said Michael E. Roach, President and Chief Executive Officer.

CGI Reports Q3 F2007 Results
August 1, 2007

In 000’s except margin, share data amounts and ratios
	Q3 F2007	Q3 F2006	Nine months ending June 30, 2007	Nine months ending June 30, 2006
Revenue	$933,318	$866,504	$2,788,720	$2,631,803
Net earnings	$64,433	$35,944	$170,825	$107,001
Margin	6.9%	4.1%	6.1%	4.1%
Basic earnings per share	$0.20	$0.11	$0.52	$0.29
Fully diluted earnings per share	$0.19	$0.11	$0.51	$0.29
Weighted average number of outstanding shares	328,830,594	338,714,368	329,451,399	371,656,027
Interest on long-term debt	$9,375	$13,146	$33,488	$29,852
Total long-term debt	$518.1	$810.7
Net debt to capitalization	17.7%	25.5%
Days of sales outstanding (DSO)	43	48
Bookings	$1,006,858	$877,177
Note: All dollar figures are in Canadian dollars, unless otherwise specified.

During the quarter, the Company booked $1.0 billion in new contract wins, extensions and renewals, resulting in a book-to-bill of 108% in the quarter. At the end of June 2007, the Company’s backlog stood at $12.4 billion or more than 3.5 times annualized revenue.

As part of its Normal Course Issuer Bid, the Company repurchased for cancellation 1.3 million subordinate class A shares during the third quarter at an average price of $11.28 per share, for a total investment of $14.4 million. To date in fiscal 2007, the Company has bought 6.7 million shares at an average price of $9.53 per share for a total investment of $63.8 million.

In addition, long-term debt decreased by $75.9 million during the quarter. At the end of June 2007, net debt was reduced to $421.4 million, improving the Company’s net debt to capitalization ratio to 17.7%. The Company continues to enhance its financial flexibility to invest in large outsourcing contracts, accretive acquisitions, buy back additional shares of CGI and continue to reduce debt.

“I am very pleased with our strong overall performance this quarter and year-to-date. I am also pleased that the market has begun to reflect our performance in the valuation of CGI’s equity. As we continue executing to our strategic plan, there remain significant appreciation opportunities,” concluded Michael E. Roach.

Quarterly Conference Call
CGI’s Executive Team will host a conference call to discuss results at 9:00 am EDT this morning. Participants may access the call by dialing toll-free (866) 542-4146 or on www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a webcast as well as a copy of the slides will be archived. In addition, podcasts of earnings calls are available for download through RSS feeds or on www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

CGI Reports Q3 F2007 Results
August 1, 2007

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.7 billion (US$3.5 billion) and at June 30th, 2007, CGI's order backlog was $12.4 billion (US$11.6 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Investors
Lorne Gorber
Vice-President, Global Communications and Investor Relations
514-841-3355

Media
Philippe Beauregard
Director, Corporate Communications and Public Affairs
514-841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
Date: August 1, 2007	(Registrant) By /s/ David G. Masse Name: David G. Masse Title: Assistant Corporate Secretary